SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        Report for the Month of July, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update




                                Xenova Group plc
             XENOVA AND MILLENNIUM INITIATE PHASE I CLINICAL TRIAL
                               OF XR5944 (MLN944)


Slough, UK, and Cambridge, Mass, USA, 3rd July, 2003 - Xenova Group plc (NASDAQ
NM: XNVA; London Stock Exchange: XEN) and Millennium Pharmaceuticals, Inc. (NASDAQ: MLNM), today announced the initiation of a Phase I clinical trial of XR5944 (also known as MLN944). XR5944 is a novel DNA targeting agent under investigation for the treatment of advanced cancers. The Phase I clinical trial is an open label, dose-escalation study in adult patients with advanced solid tumours to evaluate the safety and tolerability, as well as pharmacokinetic properties of XR5944. The study will be conducted at three centres in the United Kingdom and will include approximately 40 patients.

XR5944 is a novel DNA targeting agent that, in preclinical studies, has demonstrated a high level of anti-tumour activity, both in vitro and in vivo, against a number of human tumour models. In human tumour xenograft models, treatment with XR5944 caused both partial and complete regression of large established tumours. Recent data published in the Proceedings for the 2003 Annual Meeting of the American Association for Cancer Research, suggest that XR5944 acts through a novel mechanism of action distinct from other current cytotoxic agents. Further exploration into the mechanism of action of XR5944 is ongoing.

"XR5944 has one of the best preclinical profiles we have seen both in vitro and in vivo," said David Oxlade, Xenova's Chief Executive Officer. "We are hopeful that the exciting XR5944 preclinical activity will translate into a clinical compound that helps address the clear and growing need in the marketplace for better, more efficacious cancer treatments."

"XR5944 is an important compound in our oncology portfolio that we believe holds great potential and is based on the Millennium commitment to breakthrough science and breakthrough medicine," said Barry Greene, General Manager of Oncology at Millennium. "With both the preclinical activity data and our growing understanding of the novel mechanism of action, we are optimistic that XR5944 may provide patients with an important new therapeutic option."

Millennium licensed XR5944 from Xenova Group plc in December 2001 as part of a larger collaboration including two other compounds XR11576 (MLN576) and XR11612 (MLN612). Millennium is currently funding Xenova to implement development activities associated with the programme to the completion of Phase II clinical trials, at which time Millennium has the right to assume development responsibility in North America. Xenova retains commercialisation and development responsibility for the rest of the world. XR11576 is currently completing enrolment in its UK-based Phase I trials and the study data will then be reviewed to assess further development plans.

Conference Call Information

Xenova will hold a conference call on Thursday, 3 July at 10:00 a.m. BST. For details contact Mo Noonan at Financial Dynamics, telephone +44 (0) 20 7269 7116.


                                   -- ends --


Contacts:

UK:                                        US:
Xenova Group plc                           Trout Group/BMC Communications
Tel: +44 (0)1753 706600                    Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer    Press: Brad Miles (Ext 17)
Daniel Abrams, Group Finance Director      Daniel Budwick (Ext 14)
Jon Davies, Corporate Communications       Investors: Jonathan Fassberg (Ext 16)
                                           Lee Stern (Ext 22)

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell



Notes to Editors

About Millennium

Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, headquartered in Cambridge, Mass., USA, co-promotes INTEGRILIN(R) (eptifibatide) Injection, a market-leading cardiovascular product, markets VELCADE (bortezomib) for Injection, a novel cancer product, and has a robust clinical development pipeline of product candidates. The Company's research, development and commercialisation activities are focused in four disease areas: cardiovascular, oncology, inflammation and metabolic. By applying its knowledge of the human genome, its understanding of disease mechanisms, and its industrialised technology platform, Millennium is developing breakthrough personalised medicine products.


About Xenova Group

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk



For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


END



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 3 July, 2003